UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for May 29, 2012

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.
Enclosures: Change in executive responsibilities of a director and other members of the Group Executive Committee



Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:   	JSE : SOLBE1
Sasol BEE Ordinary ISIN code:     	ZAE000151817
("Sasol" or "the Company")

CHANGE IN EXECUTIVE RESPONSIBILITIES OF A DIRECTOR AND OTHER MEMBERS OF THE GROUP EXECUTIVE COMMITTEE
Sasol today announced the following organisational changes to its Group Executive Committee, effective 1 July 2012:
*	Nolitha Fakude, an executive director of Sasol, will
assume responsibility for Group Strategy and Public
Policy and Regulatory Affairs, Group Human Resources,
Sasol Shared Services, Group Stakeholder Relations,
Corporate Affairs and Transformation;
*	Andre de Ruyter, Senior Group Executive: Global Chemicals
and North American Operations, will assume responsibility
for the soon to be established North American Operations,
in addition to his current responsibility for Sasol Wax,
Sasol Olefins & Surfactants, Sasol Polymers, Sasol Nitro
and Sasol Infrachem. Andre will also be responsible for
the Group's Planning and Optimisation, Operations
Excellence and the Marketing and Sales Centre of Support
activities;
*	Bernard Klingenberg and Riaan Rademan will retain their
existing portfolios, but will report directly to the Chief Executive Officer.
Bernard Klingenberg is the Group Executive, Southern Africa Energy, responsible for Sasol Synfuels, Sasol Oil, Natref and Sasol Gas. Riaan Rademan is the Group Executive, Mining and Business Enablement, responsible for Sasol Mining, Supply
Chain, Safety, Health and Environment, Information Management and Functional Excellence.

29 May 2012
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary)
Limited










SIGNATURE

Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: May 29, 2012				By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary